SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary

Page

Conference Call in Portuguese

March 28, 2019

  14:00 PM (GMT)

13:00 PM (New York time)

17:00 PM (London time)

Phone: (11) 3137-8037

Conference Call in English

March 28, 2019

2:00 PM (GMT)

1:00 PM (New York time)

5:00 PM (London time)

Phones: (11) 3137-8037

              (+1) 786 837 9597 (USA)

              (+44) 20 3318 3776 (London)

Contact RI:

Ombudsman-ri@eletrobras.com

www.eletrobras.com.br/ri

Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations

Paula Prado Rodrigues Couto

Capital Market Department

Bruna Reis Arantes

Fernando D'Angelo Machado

Luiz Gustavo Braga Parente

Maria Isabel Brum de A. Souza

Mariana Lera de Almeida Cardoso

Interns

Flávia Alessandra Barbosa Bezerra

Juliana C. M. Cardelli de Oliveira

Introduction	03
I. Financial Information of the Companies	05
II. Financial Analysis of the Companies	16
III. Operating Information of the Companies	20
IV. Attachment: I. Financial Information from Subsidiaries II. Financial Analyses from Subsidiaries Companies III. Operational Information Subsidiaries and SPEs	32

O Informe aos Investidores – Anexos I, II e III podem ser encontrados em excel no nosso website: www.eletrobras.com.br/ri

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website

Rio de Janeiro, March 27, 2019 - Eletrobras (Centrais Elétricas Brasileiras S.A.) [B3: ELET3 and ELET6 - NYSE: EBR and EBR-B - LATIBEX: XELTO and XELTB], the largest company in the electric power sector in Latin America, operating in the generation, transmission and commercialization segment, controlling company of 10 subsidiaries, a holding company - Eletropar -, a research center - Cepel and holding 50% Of Itaipu Binacional and the control of 6 Special Purpose Companies, announces its results for the period.

In 2018, Eletrobras reported net income of R$ 13,348 million, higher than the net loss of R$ 1,726 million obtained in 2017. Profit for 2018 is comprised of Net Income from continuing operations of R$ 15,227 and Net Loss of R$ 1,879 million related to discontinued operations (distributors).

2018 HIGHLIGHTS

»Net Operating Revenue of R$ 24,976 million;

»EBITDA in the amount of R$ 19,990 million and pro forma EBITDA in the amount of R$ 8,456 million in 2018;

»Net Debt / Management EBITDA as of 12/31/2018 = 3.1

»Reversal of Impairment and Onerous Contract related to Angra III totaling R$ 7,243 million;

»Gains and Losses on Sale of distributors, in the positive amount of R$ 2,967 million related to the reversal of negative shareholders' equity;

»Reversal of the provision related to the Inspection Fee for Water Resources in the amount of R$ 1,184 million;

»Reversal of provision of R$ 739 million related to the reclassification of risk of contingencies of distributors already transferred;

»GAG Improvement of R$ 517 million;

»Provisions for Contingencies in the amount of R$ 1,820 million, with emphasis on the provision related to the compulsory loan of R$ 1,319 million;

»Provision Aneel CCC in the amount of R$ 1,187 million related to Ceron;

»Impact on the result of R$ 370 million related to the provision for the Consensus Dismissal Plan (PDC) in 2018;

4Q18 HIGHLIGHTS

»Net Operating Revenue of R$ 6,166 million;

»EBITDA in the amount of R$ 13,392 million and pro forma EBITDA in the amount of R$ 2,427 million in 4Q18;

»Reversal of Impairment and Onerous Contracts related to Angra III totaling R$ 7,243 million;

»Reversal of Provisions for Contingencies in the amount of R$ 1,201 million, with a highlight to the reversal of R$ 563 million related to the reserve for compulsory loans and reversal of provisions related to the KFW process at CGTEE in the amount of R $ 385 million;

»Gains and Losses on Sale of distributors, in the positive amount of R$ 2,967 million related to the reversal of negative shareholders' equity;

R$ Million

2018	2017	%		4Q18	4Q17%
152	156	-2%	Energy Sold - Generation GWh (1)	41,4	40,8	1%
30,080	33,711	-11%	Gross Revenue	7,570	9,206	-18%
26,523	25,617	4%	Managerial Gross Revenue (2)	7,506	6,863	9%
24,976	29,441	-15%	Net operating revenue	6,166	7,993	-22,9%
21.748	21.802	-1%	Managerial Net Operating Revenue (2)	6,107	5,741	6%
19,990	7,743	158%	EBITDA	13,392	-1,554	-962%
8,456	6,705	26%	EBITDA Managerial (3)	2,427	904	168%
13,348	-1,726	-873%	Net Profit	12,073	-3,998	-402%
4,600	5,214	-12%	Investiments	1,769	1,449	22%

(1) Does not consider the energy allocated for quotas, from the plants renewed by Law 12.783 / 2013; (2) Excludes CELG D in 2017, Revenue from Construction, Revenue from Transmission with RBSE, referring to Transmission Lines renewed by Law 12,783 / 2013 and revenue from retroactive tariffs of Ordinance MME 301; Adjustments referring to change of methodology by IFRS 15 in accounting for Proinfa; (3) Excludes item (2) and Extraordinary Retirement Plan (PAE), Consensual Dismissal Plan (PDC), expenses with independent investigation, research findings, extraordinary contributions to supplementary pension, reimbursement to Enel by TUSD Eletronuclear, of Teresina and Agepisa / Sefaz-PI, provisions for contingency, onerous contracts, Impairment, Provision for losses on investments, Provision for Losses on Investments classified as held for sale, Provisions for adjustment to market value, Provision relative to Inspection fee of water resources (TFRH), Provision ANEEL CCC; (4) Excludes item (3) and monetary restatement for compulsory and IRPF provision related to RBSE and Distribution Tariff Assets.

ANALYSIS OF CONSOLIDATED RESULTS (R$ million)

2018	2017	DRE	4Q18	4Q17
20,139	22,370	Generation Revenue	5,964	6,107
9,071	10,300	Transmission Revenue	1,183	2,620
869	1,041	Other Recipes	423	479
30,080	33,711	Gross Revenue	7,570	9,206
-5,104	-4,270	Deductions from Revenue	-1,405	-1,214
24,976	29,441	Net Operating Revenue	6,166	7,993
-5,537	-9,460	Operational costs	-1,345	-2,880
-9,108	-10,285	Personal, Material, Services and Others	-2,582	-2,948
-1,702	-1,524	Depreciation and amortization	-433	-389
8,275	-4,646	Operational Provisions	10,655	-3,869
16,903	3,526		12,461	-2,093
1,385	2,692	Shareholdings	498	150
18,288	6,219	Income before Financial Income	12,959	-1,943
-578	-1,736	Financial Result	-537	-605
17,710	4,483	Income Before Tax	12,423	-2,548
-2,484	-2,029	Income tax and social contribution	-473	180
15,227	2,454	Net Income from Continuing Operations	11,950	-2,368
-1,879	-4,179	Net Loss on Taxes of Discontinued Operations	123	-1,630
13,348	-1,726	Net Income for the Year	12,073	-3,998

2018	2017	DRE Managerial*	4Q18	4Q17
20,139	19,198	Generation Revenue Managerial	5,964	4,956
5,515	5,377	Transmission Revenue Managerial	1,118	1,428
869	1,041	Other Recipes Managerial	423	479
26,523	25,617	Gross Revenue Managerial	7,506	6,863
-4,775	-3,815	Deductions from Revenue	-1,399	-1,123
21,748	21,802	Net Operating Revenue Managerial	6,107	5,741
-5,438	-6,288	Operational costs Managerial	-1,409	-1,728
-8,684	-9,362	Personal, Material, Services and Others Managerial	-2,497	-2,863
-1,702	-1,524	Depreciation and amortization	-433	-389
-555	-614	Operational Provisions Managerial	-273	-414
5,369	4,014		1,496	347
1,385	1,167	Shareholdings Pró forma	498	150
6,754	5,181	Income before Financial Income	1,994	496
-759	-921	Financial Result Pró forma	-111	-495
5,995	4,260	Managerial income before tax	1,883	1

* Excludes Transmission Revenue with RBSE, Revenue relative to RBSE referring to Transmission Lines renewed by Law 12.783 / 2013, Adjustments referring to change of methodology by IFRS 15 in accounting for Proinfa; expenses with independent research, Impairment, onerous contracts, reimbursement to Enel for TUSD Eletronuclear, provisions for contingencies, provision for losses on investments, Provision for losses on investments classified as held for sale, provisions for adjustment to market value, (TFRH), ANEEL CCC Provision, Disposal of CELG D, impact of agreement with Eletropaulo, monetary restatement of compulsory loans, Extraordinary Retirement Plan (PAE), Consensus Dismissal Plan (PDC), Reversal of Provision GSF, Provision of Pará Rate relative to Eletronorte and provision for IRPJ / CSLL related to RBSE.

I.1 Main variations of DRE

Variations of the DRE (2018 x 2017)

The result of 2018 registered a variation of 873%, compared to 2017, and a net profit of R$ 13,348 million was calculated in 2018, against a net loss of R$ 1,726 million in 2017, especially due to the following factors highlighted:

Operating income

Generation Revenue	2018	2017	%	Variation
Supply of energy for distribution companies	13,269	15,932	-16.7

The main variations were: i) the application of IFRS 15, altering the accounting method of the energy sold and purchased by the Holding company under Proinfa, with a negative impact of approximately R $ 3.2 billion in 2018, due to offsetting with cost energy purchased for resale under Proinfa, as of 3Q18, as a revenue reducer; (ii) In the subsidiary Furnas, there was a termination of the ACR Product 2015-2017 and the revision of the Physical Guarantee of the plants in 2018. Part of the energy that was previously sold in the ACL Supply in 2017 was directed to Supply in 2018, due to the new Auctions of the Itumbiara Plant. In addition, part of the energy that previously comprised the supply is being liquidated in the Short-Term Market; (iii) In the subsidiary CGTEE, reduction of revenue from reduction of CCEAR contracts. The reduction in supply revenue was partially offset by: (iv) In the subsidiary Eletronorte, there was a growth in the supply account due to the company's participation in Dec / 2017 in the Auction A-1 product 2018/2019, selling 171.96 MWmed at R $ 177.99 / MWh; and (v) At Eletronuclear, an update of the fixed revenue established by ANEEL for the 2018 Fiscal Year and a variable portion referring to the estimated surplus of electricity generated / estimated for 2018.

Supply of energy for final consumers	2,320	2,554	-9.2

The reduction was mainly due to: (i) in the subsidiary Eletronorte, termination of some contracts (South equivalent to 315 Mwmed); (ii) At Chesf, review of the physical guarantee of the Sobradinho Mill, resulting in lower revenues in contracts extended with industrial consumers. The drop was partially offset by revenue growth in the subsidiary Furnas, due to the new auctions of the Itumbiara Plant, governed by Law 13182/158, specific to final consumers.

CCEE (short term)	1,297	1,006	28.9

The growth is mainly due to the growth in the short-term revenue of the subsidiary Amazonas GT by the surplus generation at the Mauá 3 plant and sold to the LDP. In 2017, there was no revenue related to this operation. In addition, the account was affected by market variations (PLD, GSF, Portfolio of contracts, etc.), especially Chesf.

Operating and Maintenance Revenue - Renewable Power Plants by Law 12,783	2,708	2,198	23.2

The change is mainly due to the following reasons: (i) change in the CFURH tariff, which composes the revenue from quotas of the renewed mills; and (ii) RAG's annual readjustment according to Aneel ratification, including GAG Improia, which impacted by approximately R $ 517 million, since it refers to the receipt from July to December 2018..

Construction Revenue	34	53	-35.1	The reduction reflects the lower investment made in 2018.
Transfer Itaipu (see II.3.a)	511	626	-18.4

The variation was mainly due to the variation of the tariff on which the monetary adjustment calculated on the basis of the US Commercial Price and Industrial goods indexes is affected, and also due to the recognition of the interministerial ordinance that determines the revenues of Itaipu.

TOTAL GENERATION REVENUES	20,139	22,370	-10.0	The variation was mainly due to the factors explained above.
(-) Construction/Proinfa IFRS 15	0	-3,172	-100.0	No effect for the result, since it has expense in corresponding amount.
GENERATION REVENUES MANAGERIAL	20,139	19,198	4.9	The variation was mainly due to the factors explained above.

Transmission Revenues	2018	2017	%	Variation
Revenue from Operation and Maintenance (LT Renovated Law 12.783 / 2013)	4,084	3,320	23,0

The variation is mainly due to the following reasons: (i) annual adjustment; and (ii) adjustments resulting from the application of IFRS 15 (CPC 47), as of January 1, 2018, which changed the accounting criteria for the assets generated by the transmission concession contracts (contractual assets). In 2017, IFRIC 12 / ICPC 01 (amortized cost) was applied. The net accounting effect of the change related to the year 2018 was recognized in December 2018.

Construction Revenue	673	917	-26,6

The variation is mainly due to the following reasons: (i) lower level of investment in 2018, but mainly adjustments resulting from the application of IFRS 15 (CPC 47), effective January 1, 2018, which changed the criteria for accounting for the assets generated by the transmission concession contracts (contractual assets). In 2017, IFRIC 12 / ICPC 01 (amortized cost) was applied. The net accounting effect of the change related to the year 2018 was recognized in December 2018.

Finance - Return on Investment - RBSE	3,556	4,923	-27,8

The variation is mainly due to the following reasons: (i) Remuneration of the financial asset of the Existing System Basic Network (RBSE) for the transmission lines renewed in accordance with Law 12,783 / 2013, and the decrease in remuneration between the periods is due at the beginning of the monthly amortization of assets, in August 2017, but mainly the change in the measurement of the balance receivable related to RBSE. Effective 01/01/2018, the asset was measured at fair value, as determined by IFRS9 / CPC 48, and no longer at amortized cost, a fact that increased financial income. At fair value, the asset is measured based on NTN-B, and changes arising from changes thereto are recognized in income for the period, regardless of financial performance. The accounting effects of the change were recognized in December 2018.

Return Rate Updates	758	1,140	-33,5	The variation is mainly due to the application of IFRS 15, changing the way of accounting for the rate of return.
TOTAL TRANSMISSION REVENUE	9,071	10,300	-11,9	The variation was mainly due to the factors explained above.
(-) Rate of Return related to RBSE Compensation	-3,556	-4,923	-27,8

TRANSMISSION MANAGERIAL REVENUE	5,515	5,377	2,6	The variation was mainly due to the factors explained above.

Other Recipes	2018	2017	%	Variation
Other Recipes	869	1.041	-16,5	The variation was mainly due to the reduction with communication services provided by the subsidiary Furnas.

Operating Costs and Expenses

CUSTOS OPERACIONAIS	2018	2017	%	Variation
Energy purchased for resale	-1,560	-6,156	-74.7

The variation was mainly due to (i) the application of IFRS 15, changing the way of accounting for energy sold and purchased under Proinfa, with an impact of approximately R$ 3.3 billion in Energy purchased for resale; (ii) non-recurring effects of energy bill postings due to the PIES, and treated, for IFRS purposes, as Leasing Companies (PIES). This release is considered a reduction of this energy purchased for resale and has amortization effect of the liabilities related to this lease. The positive effect of this reversal is offset, in the result, by the recording of financial expenses, of R$ 308 million, related to leasing charges. This launch also affected the depreciation account by R$ 57 million.

Charges on the use of electricity	-1,482	-1,372	8.0

The variation is mainly due to the accounting in the subsidiary Eletronuclear for the provision of use of the distribution system in the amount of R$ 99 million for the period from April 2014 to June 2018, as authorized by ANEEL Dispatch 4,123 / 2017.

Fuel for cars of electricity	-1,185	-962	23.2

The variation is explained, mainly (i) variation of the generation of energy via the Thermoelectric Power Plant of Santa Cruz; and (ii) in the subsidiary Amazonas GT, there was an increase in value in 2018 compared to the same period in 2017, since in 2017, the contracts with the rental companies were signed as from April, and therefore, the revenues up to December / 17 correspond to nine months. As early as 2018, billing occurred normally, so the corresponding amount in expense refers to twelve months. In addition, with the completion of the unbundling launches, there was an increase in fuel consumption to meet the PIEs and Gas Plants (Interior).

Construction	-1,310	-970	35.1	The variation is mainly due to: (i) reinforcements and improvements in the transmission system; (ii) UTE Santa Cruz de Furnas.
OPERATING COSTS	-5,537	-9,460	-41.5	The variation was mainly due to the factors explained above.
(-) Retroactive CUSD Enuclear Proinfa	99	3,172	-100,0
OPERATING COSTS MANAGEMENT	-5,438	-6,288	-13,5	The variation was mainly due to the factors explained above.

OPERATING EXPENSES	2018	2017	%	Variation
Personel	-5,385	-6,578	-18.1

The variation was mainly due to the following factors: (i) the lower cost of the Consensus Dismissal Plan (PDC) in the amount of R$ 370 million in 2018 and the Extraordinary Retirement Plan (PAE) in the amount of R$ 853 million in 2017; and (ii) the cost reduction policy established by the Company, which offset the annual salary adjustment of 1.69%.

Material	262	264	-0.7	The variation is mainly due to the company's cost reduction policy.
Services	2,157	2,068	4.3	The variation was mainly due to the increase in the consulting service at the parent company.
Others	-1,304	-1,376	-5.2	The variation is a result of the company's cost reduction policy, which offset the provision equivalent to the GAG investment cost forecast of around R $ 197 million.
Depreciation and amortization	-1,702	-1,524	11.7	There is no relevant variation.
Operating Provisions / Reversals	5,308	-4,646	-214.3

The variation is mainly explained by (i) the reversal of impairment and an onerous contract related to the Angra III thermonuclear plant, in the amount of R $ 7,243 million; (ii) Reversal of the Provision for Pará Rate (TRFH) in the amount of R $ 1,184 million; (iii) reversal of the contingencies of distributors already transferred, in the amount of R $ 715 million, due to the reclassification of risk due to the privatization, partially offset by (iv) provisions for Contingencies in the amount of R $ 1,820 million, to the compulsory loan (R $ 1,319 million) and Chesf's GSF; (iii) Aneel CCC Provision of R $ 1,187 million related to Ceron. The main operating provisions are detailed below (see Note 37).

	-5,502	-16,455	-66.6	The variation was mainly due to the factors explained above.
Consensual Dismissal Plan (PAE/PDC)	370	853	-56,6
Independent Investigation Expenses	54	71	-23,2
Contingencies	1,820	3,719	-51,1
Onerous Contracts	-1,354	-594	127,8
Provision / (Reversal) for Losses on Investments	-340	-336	1,4
Provision for losses on investments classified as held for sale	554	0	-
Impairment	-6,546	725	-1.003
ANEEL Provision - CCC	1,187	0	-
Water Resources Inspection Fee (TFRH) - Para Fee	-1,184	518	-328,6
Operating Expenses Managerial	-10,941	-11,500	-4,9	The variation was mainly due to the factors explained above.

Shareholdings

Shareholdings	9M18	9M17%		Variation
Shareholdings	4,352	2,692	61.7

The variation was mainly due to the reversal of the negative shareholders' equity of the distributors Cepisa, Eletroacre, Ceron and Boa Vista Energia in 2018 and, in 2017, the sale of CELG D in 2017 in the amount of R $ 1,525.

(-)Distributors sale - Disposal CELG D	-2,967	-1,525	94.6
Shareholdings Management	1,385	1,167	18.6	The variation was mainly due to the factors explained above.

Financial Result

FINANCIAL RESULT	2018	2017	%	Variation
Interest Income and Financial Income	3,329	2,699	23.3	The variation was mainly due to the accounting of the agreement with Eletropaulo in the amount of R$ 1,064 million in 2018.
Net Monetary Update	-101	-255	-60	The variation was mainly due to the reduction in the amount of monetary restatement related to compulsory loans, which increased from R$ 949 million in 2017 to R$ 884 million in 2018.
Net Foreign Exchange Variation	-214	-134	-59	The variation is mainly due to the exchange rate variation in the period on financing agreements and with suppliers.
Debt Charges	-2,681	-3,450	-22.3	The variation was mainly due to the improvement in the debt profile, the reduction of indexer rates in 2018 (SELIC, IPCA and others).
Interest Income and Financial Income	-271	-388	-30

The variation was mainly due to the Selic reduction, which corrects the amounts related to the Forward Capital Increase (AFAC) carried out by the Federal Government in the holding company, adjusted by the Selic rate;

Other financial results	-641	-208	-208

The variation is fragmented in several small accounts, with emphasis on (i) the variation resulting from the results of operations with derivatives, which went from a positive result in 2017 of R$ 202 million to a negative result of R$ 43 million in 2018; (ii) non-recurring effects of the postings of the energy invoices due to the PIES by the Amazonas GT, and treated, for the purpose of IFRS, as Rental Leasing (PIES), in the amount of R$ 308 million.

TOTAL FINANCIAL INCOME	-578	-1,736	-66.7	The variation was mainly due to the factors explained above.
Eletropaulo Agreement	-1,064	-134	695.9
Monetary adjustment of compulsory loans	884	949	-6.9
MANAGEMENT FINANCIAL RESULT	-759	-921	-17.6	The variation was mainly due to the factors explained above.

Income Tax and Social Contribution (CSLL)

IMPOSTO DE RENDA E CSLL	2018	2017	%	Variation
Income tax and social contribution	-2,484	-2,029	22
(-) IRRF RBSE	1,209	1,674	-27.8
(-) IRRF Disposal CELG D	411	438	-6.1
Income Tax and Managerial Social Contribution	-863	-355	143

Discontinued Operations

DISCONTINUED OPERATIONS	2018	2017	%	Variation
Net operating revenue	11,882	9,598	24%
Operational costs	-7,294	-7,110	3%
Operational expenses	-4,580	-3,668	25%
Financial Result	-1,573	-3,502	-55%
Income tax and social contribution expense	-314	504	-162%
Profit (loss) on discontinued operations	-1,879	-4,179	-55%

DRE variations (4Q18x in 4Q17)

The 4Q18 Results recorded a 402% change compared to 4Q17, with net income of R$ 12,073 million recorded in 4Q18, against a net loss of R$ 3,998 million in 4Q17, especially due to the following factors.

Operating income

Generation Revenue	4Q18	4T17%		Variation
Supply do Distribution Companies	3,946	4,415	-10.6	The variation was mainly due to the application of IFRS 15, altering the accounting of energy sold and purchased under Proinfa, with an impact of approximately R$ 1 billion in 4Q18.
Supply to final consumers	584	696	-16.0

The variation was mainly due to the termination of bilateral contracts in the subsidiary Eletronorte (325 Mwmed). This revenue reduction movement was partially counterbalanced by the new auctions of the Itumbiara Plant, governed by Law 13182/2015, specific to final consumers.

CCEE (short term)	163	138	18.2

The variation is mainly due to the following reason: (i) In the subsidiary Amazonas GT, revenue from the Short-Term Market of the Mauá plant 3 sold to the PLD; (ii) Differences in the Short-Term Market due to, among others, the variation of PLD and GSF values;

Revenue from Operation and Maintenance	1,082	541	100

The variation is mainly due to: (i) annual readjustment of RAG, according to ANEEL Resolution 2421/2018, including Improvement GAG. In 4Q18, the GAG improvement recorded was approximately R $ 517 million, considering the receipt from July to December. The expense equivalent to GAG improvement was accounted for under "other expenses"; (ii) balance impacted by the change in EUST; and (iii) change in the CFURH tariff in 2017, which composes the revenue from quotas of the refurbished mills.

Construction Revenue	4	24	-83.6	The reduction reflects the lower level of investment made in 2018. It has an equivalent amount in construction expenses and, therefore, no effect on results.
Transfer Itaipu (see II,3,a)	185	293	-37.0

The variation was mainly due to the variation of the tariff on which the monetary adjustment calculated on the basis of the US Commercial Price and Industrial goods price indices is affected, as well as the recognition of the interministerial ordinance that determines the revenues of Itaipu.

TOTAL GENERATION REVENUES	5,964	6,107	-2.3	The variation was mainly due to the factors explained above.
(-) Construction/Proinfa	0	-632	-100
MANAGEMENT GENERATION REVENUES	5,964	5,476	8.9

Transmission Revenues	4Q18	4Q17%		Variation
Revenue from Operation and Maintenance (LT Renovadas Law 12,783 / 2013)	1,364	830	64,3

The change is mainly due to the adjustments resulting from the application of IFRS 15 (CPC 47), as from January 1, 2018, which changed the accounting criteria for the assets generated by transmission concession contracts. In 4Q17, IFRIC 12 / ICPC 01 was applied. The item also included resolutions related to the renewed contract.

Construction Revenue	-130	324	-140

The variation is mainly due to the following reasons: (i) in 2018 there is a smaller volume of investments compared to the previous year, which can be perceived by recording the cost of construction; and (ii) adjustments resulting from the application of IFRS 15 (CPC 47), effective January 1, 2018, which changed the accounting criteria for the assets generated by transmission concession contracts. In 4Q17, IFRIC 12 / ICPC 01 was applied. The accounting effect of the change related to the year 2018 was recognized in December 2018.

Finance - Return on Investment - RBSE	64	1,192	-94,6

The variation is mainly due to: (i) Remuneration of the financial asset of the Existing System Basic Network (RBSE) for transmission lines renewed in accordance with Law 12,783 / 2013, and the decrease in remuneration between the periods is due to the beginning of amortization of assets in August 2017. (ii) impact of the adoption of IFRS 9 (fair value)

Return Rate Updates	-116	274	-142

The variation is mainly due to the following reasons: (i) adjustments resulting from the change in the accounting criteria for the assets generated by transmission concession contracts. As of 01/01/2018, the criteria for accounting for these assets have been changed to IFRS 15 / CPC 47 and not to IFRIC 12 / ICPC 01, which changed the amount of financial income;

TOTAL TRANSMISSION REVENUE	1,183	2,620	-54,9	The variation was mainly due to the factors explained above.
(-) Assets Retroactive Tariff	-64	-1,192	-94,6
(-) Construction
MANAGERIAL TRANSMISSION	1.118	1.428	-21,7	The variation was mainly due to the application of IFRS 15, changing the accounting method.

Other Revenue	4Q18	4Q17%		Variation
Other Revenue	423	479	-11.6	The variation was mainly due to the reduction in the line of "Actuarial gains" in the subsidiary Furnas (R$ 67 million).

Operating Costs and Expenses

OPERATIONAL COSTS	4Q18	4Q17%		Variation
Energy purchased for resale	-211	-1,991	-89.4

The variation was mainly due to: (i) application of IFRS 15, altering the accounting of energy sold and purchased under Proinfa, with an impact of approximately R$ 1.2 billion in 4Q17; (ii) reduction in Eletronorte with the purchase of energy at CCEE by R$ 169 million lower than the previous period due to the PLD price (Nov / 17: R$ 425.18 and Nov / 18: R$ 123.92 ); (iii) the effects of the postings of the energy invoice due to the PIES, and treated, for the purpose of IFRS, as Leasing Companies (PIES). This release is considered a reduction of this energy purchased for resale and has amortization effect of the liabilities related to this lease. The positive effect of this reversal is offset, in the result, by the recording of financial expenses, of R$ 308 million, related to leasing charges. The effect refers to the launch from January to December 2018, due to the process of de-verticalization of Amazonas only occurred in December / 18. This launch also affected the depreciation account by R $ 57 million.

Charges on the use of electricity grid	-271	-314	-13.7	The variation is mainly due to the reversal of part of the provision related to the payment amount of TUSD Retroativo by the subsidiary Eletronuclear to Distribuidora.
Fuel for electricity production	-385	-226	70.1

The variation is mainly due to the consumption of gas for the Mauá 3 plant (TG1 and TG2). In the same period of 2017 there was no gas consumption. In addition, in December / 18, there was an increase in consumption for the PIES and gas plants (inland) that were received from Amazonas Distribuidora after the final process of unbundling.

Construction	-477	-348	37.0	The reduction reflects the higher level of investment made in 2018.
TOTAL OPERATING COSTS	-1,345	-2,880	-53.3	The variation was mainly due to the factors explained above.
(-) Retroactive Eletronuclear Enel/Proinfa	-64	1,151	-105.6
(-) Construction
MANAGERIAL OPERATING COSTS	-1,409	-1,728	-18.5	The variation was mainly due to the factors explained above.

OPERATIONAL EXPENSES	4Q18	4Q17%		Variation
Personnel	-1,448	-1,769	-18,1	The variation was mainly due to the cost reduction policy established by the Company, with PAE, PDC, hazardous and overtime, which offset the 1.69% adjustment of ACT 2018/2019.
Material	-83	-78	6,8	The variation was mainly due to the stoppage of the nuclear fuel exchange plant in 4Q18, without the corresponding in 4Q17.
Services	-661	-705	-6,3	The variation was mainly due to the cost reduction policy established by the Company.
Others	-390	-396	-1,5

The variation was mainly due to (i) Chesf's variation, due to the actuarial appraisal adjustment - Post-employment benefits in the amount of R $ 8.2 million; of the largest loss registry - Consumers and Concessionaires of R $ 6.9 million in 4Q18 and R $ 2.9 million in 4Q17; and the expense recovery registry, in the order of R $ 1.6 million; (ii) cost recording against GAG improvement of approximately R $ 197 million; (iii) Eletronorte variation resulting from loss with disposal of R $ 145 MTE; Transmissora Matogrossense R $ 29 million; Write-off of property, plant and equipment R $ 39 million; offset by (i) Eletronuclear variation with reduction of tax expense in the amount of R $ 9.8 million and an increase in expense recovery in the amount of R $ 4.2 million; (ii) variation in Eletrosul resulting from the change in the percentage of ownership interest in the Livramento, Chuí and Santa Vitória do Palmar SPEs, in the amount of R $ 380 million; gain from an advantageous purchase in SPE Santa Vitória do Palmar, in the amount of R $ 33 million; gain on sale of investments, R $ 85 million; (iii) cost reduction program.

Depreciation and amortization	-433	-389	11,3	There is no relevant variation.
Operating Provision/Reversals	7,688	-3,869	-298.7

The variation is mainly explained by: (i) reversal of impairment and costly contracts for Angra III in the amount of R$ 7,243 million; (ii) Reversal of Contingencies in the amount of R$ 1,201 million, influenced by provisions related to the compulsory loan (R $ 563 million). The main operating provisions are detailed below (see Note 37)

TOTAL OPERATING EXPENSES	4,673	-7,205	-164.9	The variation was mainly due to the factors explained above.
Extraordinary Retirement Plan and Dismissal Plan(PAE and PDC)	77	57	35,3
Investigation Findings Expenses	9	28	-69,5
Contingencies	-1,201	2,043	-158,8
Onerous contracts	-751	558	-234,7
Provision / (Reversal) for Losses on Investments	-351	-363	-3,2
Provision for losses on investments classified as held for sale	136	0	-
Impairment	-6,981	1,105	-731,5
ANEEL Provision - CCC	1,187	0	-
TFRH – Para Tax	0	112	-100,0
Managerial Operating Expenses	-3,203	-3,666	-12,6	The variation was mainly due to the factors explained above.

Shareholdings

Shareholdings	4Q18	4Q17%		Variation
Shareholdings	3,465	150	2.212%

The variation was mainly due to (i) the transfer and reversal of the negative shareholders' equity of the distributors Cepisa, Eletroacre, Ceron and Boa Vista Energia; and improvement in the results of the SPEs, with emphasis on the Positive Equivalence of Norte Energia and SINOP.

(-) Gain Dist / Disposal CELG D	-2,967	0	-
Managerial shareholdings	498	150	232,5

Financial Result

FINANCIAL RESULT	4Q18	4Q17%		Variation
Income from Interest and Financial Investments	639	526	21.5	The variation was mainly due to the increase in the balance applied in relation to previous periods.
Net Monetary Adjustment	-9	192	-105	The variation was mainly due to the monetary restatement of compulsory loans, which increased from R $ 137 million in 4Q17 to R $ 426 million in 4Q18.
Net Foreign Exchange Variation	1	-52	-102	The variation is mainly due to the exchange rate variation in the period on financing agreements and with suppliers.
Debt Charges	-826	-987	-16.3	The variation was mainly due to the reduction in indexer rates (SELIC, IPCA and others) and the reduction of indebtedness.
Shareholder Remuneration Charges	-65	-73	-11	The variation was mainly due to the correction of the amounts related to the Forward Capital Increase (AFAC) carried out by the Federal Government in the holding company, adjusted by the Selic rate;
Other financial results	-277	-211	31

The variation is fragmented in several small accounts, especially the result of derivative operations, which went from a negative result in 4Q17 of R$ 31 million to a negative result of R$ 99 million in 4Q18.

TOTAL FINANCIAL RESULT	-537	-605	-11.3	The variation was mainly due to the factors explained above.
(-) Proinfa	0	-28	-100.0
Monetary adjustment of compulsory loans	426	137	210.4	The variation was mainly due to the factors explained above.
FINANCIAL RESULT MANAGERIAL	-111	-495	-77.6	The variation was mainly due to the factors explained above.

Income Tax and CSLL

Income Tax and CSLL	4Q18	4T17%		Variation
Income tax and social contribution	-473	180	-362.6	The variation is mainly due to the collection of IRRF on the disposal of CELG D.
(-) IRRF RBSE and Tariff Asset Dist	22	307	15.0
Income Tax and Cont, Social Managerial	-451	487	-124.6

Discontinued Operations

DISCONTINUED OPERATIONS	4Q18	4T17%		Variation
Net operating revenue	1,722	3,354	-49%
Operational costs	-984	-2,298	-57%
Operational expenses	-743	-1,846	-60%
Financial Result	-12	-865	-99%
Income tax and social contribution expense	140	25	466%
Profit (loss) on discontinued operations	123	-1,630	-108%

I.2 Sale of Energy

I.2.1  Energy Sold in 9M18  - Generators – TWh

In terms of the evolution of the energy market, Eletrobras Companies in 2018 sold 152 TWh of energy, against 156 TWh traded in the same period of the previous year, representing a reduction of 2.2%.

(1) Power plants renewed by Law 12,783 / 13 - quotas

(2) Operating plants: ACR and ACL sales

(3) The Company acts as an agent for the sale of electricity from Itaipu. The sold energy revenues presented above are not part of Eletrobras' sales revenues mentioned in the Financial Statements

I.3 Impairments and Onerous Contracts

	Acumulated			Moviment
Impairment	2017	2018	1Q18	2Q18	3Q18	4Q18	2018
Generation	13,824	7,155	204	209	97	6,159	6,669
UTN Angra 3	9,900	4,047	204	213	236	5,201	5,854
UTE Santa Cruz	694	732	0	0	38	-76	-38
UHE Batalha	377	377	0	0	0	0	0
Candiota Fase C	363	69	0	0	0	294	294
Others	2,867	2,308	0	-4	-177	741	560
Administration	264	264	0	0	0	0	0

Total	13,824	7,155	204	209	97	6,159	6,669

Onerous Contracts	BALANCE ON 12/31/2017	BALANCE ON 12/31/2018	Moviment
			2018
Generation
Santa Cruz	32	160	128
Funil	127	249	122
Coaracy Nunes	232	102	-130
Angra 3	1,389	0	-1,389
Others	115	31	-84
TOTAL	1,895	541	-1,354

I.4 Consolidated EBITDA

R$ million

EBITDA	2018	2017	(%)
Net Income (Loss) for the Year	13,348	-1,726	-873%
Net Loss from Taxes on Discontinued Operations	-1,879	-4,179	-55%
Result for the Year	15,227	2,454	521%
+ Provision for Income Tax and Social Contribution	2,484	2,029	22%
+ Financial Result	578	1,736	-67%
+ Amortization and Depreciation	1,702	1,524	12%
= EBITDA	19,990	7,743	158%
Adjustment
(-) Celg D (Disposal and Gains from disposal of subsidiaries)	-2,967	-1,525	-100%
(-) Basic Network Effects of the Existing System (RBSE)	-3,227	-4,467	-28%
(-)Tariff Assets RGR	0	0	-
(-) Retirement Plan. Extraordinary (PAE) / Consentual Dismissal Plan (PDC)	370	853	-57%
(-) Expenditure Independent research	54	71	-23%
(-) Retroactive Payment Enel Eletronuclear	99	0
(-) Contingencies	1,820	3,719	-51%
(-) Onerous contracts	-1,354	-594	128%
(-) Provision / (Reversal) for Losses on Investments	-340	-336	1%
(-) Provision / (Reversal) for Losses on Investments classified as held for sale	554	0	-
(-) Impairment	-6,546	725	-1003%
(-)Provision ANEEL CCC	1,187	0,0	-
(-) Water resources inspection fee (Para Rate)	-1,184	518	-329%
= EBITDA MANAGERIAL [1]	8,456	6,705	26%

The adjustments made to Managerial EBITDA refer to non-recurring events or events that are expected to be treated under PDNG 2018-2022 and therefore are expected not to affect the Company's future cash flow. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and value of the Real, changes in volumes and standards of consumer energy use, competitive conditions, payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the Securities and Exchange Commission of the United States of America that may change those estimates and expectations of the Administration. Thus, future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein.

Consolidated Results and EBITDA by segment

12/31/18
DRE by Segment	Administration	Generation		Transmission		Elimination	Total
		Operating System	O & M Regime	Operating System	Regime de O&M
Net operating revenue	261	15,140	2,294	1,168	7,218	(1,106)	24,976
Operating Costs and Expenses	(3,601)	(704)	(2,025)	(1,361)	(4,455)	1,106	(11,039)
Operating Income Before Financial Result	(3,340)	14,437	269	(193)	2,763	-	13,936
Financial Result	2,166	(1,666)	(104)	(257)	(717)	-	(578)
Results of equity investments	4,352	-	-	-	-	-	4,352
Income tax and social contribution	(853)	(1,028)	(182)	388	(808)	-	(2,484)
Net Income (loss) for the period	2,325	11,743	(18)	(62)	1,238	-	15,227

12/31/17
DRE by Segment	Administration	Generation		Transmission o		Elimination	Total
		Operating System	O & M Regime M	Operating System	Regime de O&M
Net operating revenue	216	18,070	1,844	1,442	8,684	(815)	29,441
Operating Costs and Expenses	(7,773)	(11,932)	(2,015)	(1,288)	(3,721)	815	(25,915)
Operating Income Before Financial Result	(7,557)	6,138	(171)	154	4,963	-	3,526
Financial Result	1,046	(1,497)	(243)	(406)	(637)	-	(1,736)
Results of equity investments	2,692	-	-	-	-	-	2,692
Income tax and social contribution	(1,081)	(188)	(41)	(47)	(671)	-	(2,029)
Net Income (loss) for the period	(4,900)	4,453	(455)	(299)	3,655	-	2,454

I.5  Net debt

Net Debt	12/31/2018
GROSS DEBT (1) – R$ million	54,841
(-) RGR of Other companies (2)	1,950
(-) RGR of Amazonas and Ceal pro forma (3)	1,370
(-) Purchase of Shares with RGR resources (4)	535
Managerial gross debt	50,986
(-) (Cash and Cash Equivalents + Securities)	7,285
(-) Financing Receivable (discounted RGR from Others) (2)	11,925
(+) Receivables from RGR Amazonas and Ceal Pro forma (3)	1,370
(-) Financing Receivable RGR Amazonas and Ceal Pro forma (3)	1,370
(+) Financ. Remaining RO (ED Alagoas and AmD) pro forma (5)	3,521
(-) Net balance of Itaipu Financial Asset	2,157
Pro Forma Net Debt	26,098

1. Due to the reclassification of Amazonas D to "Assets available for sale", the debt corresponding to the repurchased suppliers, which will be assumed by Eletrobras, was reclassified to consolidated loans and financing, impacting the Company's gross debt. According to the decision of the 170th Extraordinary Shareholders' Meeting, Eletrobras will only begin to assume these debts, with the effective transfer of control of Amazonas D;

2. Debt and receivables related to financing granted by RGR, owed by companies outside the Eletrobras group, including Ceron, Eletroacre, Boa Vista and Cepisa, have already been transferred, since Eletrobras is only debt manager.

3. The proceeds of the financing granted by the RGR, owed by Amazonas and Ceal, were excluded, pro forma, since, after the transfer of these companies, Eletrobras will not be responsible for this debt, under the terms of item 2. However, from the point of view of RGR receivables owed by Amazonas and Ceal, they are not recorded in receivables and, therefore, the entry and exclusion of said credits are canceled and are represented for educational purposes only.

4. RGR liabilities related to the federalization of the CEAM Distributor, incorporated by Amazonas D, and to the purchase of Celpa's shares, to be paid pursuant to Articles 21-A and 21-B of Law 12,783 / 2013;

5. Financing Agreements signed, to be paid by Amazonas (R $ 1,958 million) and Ceal (R$ 1,563 million) to Eletrobras when they are transferred, including Pro Forma. Disregard other rights.

II.          Analysis of the Results of the Parent Company

In 2018, Eletrobras Holding reported net income of R$ 13,262 million, an increase of 626% compared to the net loss of R$ 1,764 million recorded in 2017.

The result of 2018 was decisively influenced by: (i) Profit from Corporate Equity of R$ 11,371 million, mainly influenced by the results of the subsidiaries and by the effect on the disposal of equity interests; (ii) Reversal of overdraft liabilities in subsidiaries in the amount of R$ 5,238 million, mainly due to Eletronuclear (R$ 5,143 million) and Amazonas GT (R$ 109 million); (iii) Provision for legal contingencies, in the amount of R $ 932 million, mainly due to provisions related to legal compulsory loan lawsuits in the amount of R$ 1,319 million (See Note 23 to the Financial Statements of 2018); and (iv) Monetary restatements in the amount of R$ 659 million, influenced by monetary restatement related to the compulsory loan. The following chart presents a comparison of Eletrobras holding results between 2017 and 2018.

Evolution of Results - R$ million

II.1 Shareholdings of the Parent Company

In 4Q18, the results of Equity Shares positively impacted the Company's income by R$ 11,371 million, mainly as a result of the Equity in the results of investments in subsidiaries, as shown below:

				R$ million
	Parent company
	2018	2017	4Q18	4Q17
Investments in subsidiaries	6,563	4,860	3,438	93

Investments in associates	1,306	2,571	449	237

Effect of Disposal of Equity Shares	2,967	1,525	2,967	0
Investments in subsidiaries	11,371	7,431	6,854	331

II.2  Comercialização de Energia Elétrica da Controladora

a.Itaipu Binacional

FINANCIAL RESULT OF ITAIPU
	1T18	2T18	3Q18	4Q18	2018
Sale of Energy Contract Itaipu + CCEE	2,693	3,286	3,517	3,312	12,808
Revenue originating from the Right of Reimbursement (1)	255	292	423	746	1,715
Others	42	40	39	45	166
Total Revenue	2,989	3,619	3,979	4,103	14,689

Purchase of Energy Contract Itaipu + CCEE	-2,587	-3,562	-3,125	- 2,961	-12,235
Expenses Originating from the Compensation Obligation (2)	-168	-195	-280	- 553	-1,196
Itaipu repayment	-104	497	-369	- 344	-319
Others	-44	-262	-62	- 40	-408
Total Expenses	-2,902	-3,521	-3,836	- 3,898	-14,158

Net operating revenue - Transfer of Itaipu	87	97	142	205	531

ITAIPU RESULTS (Price indexes)	1T18	2T18	3Q18	4Q18	2018
	255	292	423	746	1,715
Revenue originating from the Right of Reimbursement (1)	19	666	196	- 185	696
+ Foreign Exchange Result	273	958	619	561	2,411
Result from the Right of Reimbursement (RD)	168	195	280	553	1,196
Expenses Originating from the Compensation Obligation (2)	12	445	131	- 123	465
+ Foreign exchange result	180	640	412	429	1,661
Result from the Reimbursement Obligations (RO)	93	318	207	132	750

a.1

(see explanatory note 17.1.1 of the Financial Statements of 2Q18)

Pursuant to Law 11,480 / 2007, the adjustment factor for the financing agreements entered into with Itaipu Binacional and the loan assignment contracts entered into with the National Treasury, as from 2007, was withdrawn. flow of receipts.

As a result, Decree 6,265, dated November 22, 2007, regulating the commercialization of Itaipu Binacional's electricity, was defined, defining the differential to be applied in the transfer rate, creating an asset related to the part of the annual differential calculated, equivalent to an annual adjustment factor withdrawn from financing, to be included annually in the transfer rate, as of 2008, practiced by the Company, preserving the flow of resources, originally established.

Thus, as of 2008, the differential resulting from the withdrawal of the annual adjustment factor, whose values are defined annually through an interministerial ordinance of the Ministries of Finance and Mining, was included in the rate of transfer of power from Itaipu Binacional, and Energy.

The balance resulting from the adjustment factor of Itaipu Binacional, included in the Financial Assets caption, presented in Non-current Assets, amounts to R$ 4,553,380 as of December 31, 2018, equivalent to US$ 1,175,126 (R$ 3,884,737 on December 31, 2017, equivalent to US$ 1,174,346). The amount of R$ 4,399,438, equivalent to US$ 1,135,398, will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999.

These amounts will be realized through their inclusion in the transfer rate to be practiced until 2023.

Therefore, considering that the Itaipu Financial Asset is a remuneration derived from the financing agreement granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered, as a discount, in the calculation of the Net Debt.

II.3  Operational Provisions of Parent Company

In 4Q18, Operating Provisions had a positive impact on the Parent Company's result of R$ 5,138 million, compared to a provision of R$ 2,791 million in 4Q17. This variation is mainly explained by the reduction in short-term liabilities in subsidiaries in the amount of R$ 5,338 million.

In 2018, Operating Provisions had a positive impact on the Parent Company's income of R$ 2,886 million, compared to a provision for R$ 4,571 million in 2017. This variation is mainly explained by the reversal of the overdraft liabilities in the subsidiaries in the amount of R$ 5,238 million. The table below shows the changes in Operating Provisions:

			R$ milllion
Operational Provisions	Parent company
	2018	2017 Reapresentado	4Q18	4Q17
Garanties	38	18	-20	5
Contingencies	932	2,935	-952	1,810
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Financing and Loans	-81	11	-98	5
Short-term liabilities in subsidiaries	-5,238	2,001	-5,338	1,402
Onerous Contracts	0	0	0	0
Provision / (Reversal) for Losses on Investments	40	-570	0	-615
Provision for losses on classified investments	276	0	0	0
Impairment	-0	-2	-0	-2
ANEEL Provision - CCC	1,187	0	1,187	0
Adjustment to Market Value	-0	-1	0	0
Pará Fee	0	0	0	0
Others	-40	178	82	186
	-2,886	4,571	-5,138	2,791

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2017	Other Comprehensive Results	Initial Adoption IFRS 9	Equity	Transfer to Investment	Classification - held for sale	Balance on 12/31/2018
Eletronuclear	5,143	308	0	-7,751	-2,301	0	0
CGTEE	3,523	51	0	-28	0	0	3,546
Amazonas GT	447	59	0	-167	0	0	338
Amazonas	11,490	-2	80	-1,461	0	-10,106	0
ED Alagoas	1,054	1	0	-34	0	-1,021	0
TOTAL PROVISION FOR PASSIVE DISCOVERED	21,657	417	80	-9,442	-2,301	-11,128	3,884

II.4   Financial Results of Parent Company

In 4Q18, the Financial Result positively impacted the Parent Company's result in R$ 203 million in relation to the R$ 207 million in 4Q17. This variation is mainly explained by the difference in the income from interest, commissions and fees.

In 2018, the Financial Result positively impacted the Parent Company's results by R$ 2,144 million, showing a growth in relation to the financial result of R$ 1,040 million in 2017, as shown below:

FINANCIAL RESULT				R$ million
	2018	2017	4Q18	4T17
Financial income
Interest income, commissions and fees	3,672	3,406	594	779
Revenue from short-term investments	437	722	29	140
Moratorium surcharge on electricity	7	19	0	8
Net Monetary updates	209	-224	18	49
Net Exchange rate variations	40	-35	-1	10
Other financial income	191	134	41	36

Financial Expenses
Debt charges	-1,533	-2,091	-344	-636
Charges on shareholders' funds	-234	-371	-59	-70
Other financial expenses	-646	-520	-75	-110
	2,144	1,040	203	207

Evolution of the IGP-M and Dollar (%)

The main indexes of financing and onlendings contracts had the following variations in the periods:

	1T18	2T18	3Q18	4Q18	2018
Dólar	0.48%	16.01%	3.84%	-3.22%	17.13%
IGPM	1.48%	3.86%	2.75%	-0.69%	7.55%

	1T17	2T17	3T17	4T17	2017
Dólar	-2.78%	4.41%	-4.24%	4.42%	1.50%
IGPM	0.73%	-2.68%	-0.15%	1.62%	-0.53%

III.                                III. General information

Portfolio of Receivables and Payables

a.         Financing and Borrowing Granted

The  financing and loans granted are made with the Company's own resources, as well as sector resources and external resources raised through international development agencies, financial institutions and arising from the launch of securities in the international financial market.

Loans and financing granted to the parent company, with an exchange rate adjustment clause, represent approximately 30% of the total portfolio (28% at December 31, 2017). Those that foresee an update based on indices that represent the level of domestic prices in Brazil amount to 70% of the portfolio balance (72% on December 31, 2017).

The market values of these assets are close to their book values, since they are specific operations of the sector and are formed, in part, by resources of Sectoral Funds and that do not find similar conditions as a parameter of valuation to market value.

The long-term portions of the loans and financing granted, based on the contractual cash flows, mature in variable installments:

Payable Financing and Loans

Debts are guaranteed by the Union and / or Eletrobras, are subject to charges, whose average rate in 2018 is 6.4% a.a. (7.94% pa in 2017), and have the following profile:

	Parent Company				Consolidadated
	31.12.2018		31.12.2017		31.12.2018		31.12.2017
	Balance in R$ milhões	%	Balance in R$ milhões	%	Balance in R$ milhões	%	Balance in R$ milhões	%
Foreign currency
USD	11,285	41%	9,308	39%	11,285	26%	9,308	21%
USD with Libor	698	3%	1,490	6%	1,079	3%	1,840	4%
EURO	245	1%	230	1%	245	1%	230	1%
IENE	-	0%	32	0%	-	0%	32	0%
Others	-	0%	-	0%	-	0%	2	0%
Subtotal	12,227	44%	11,061	47%	12,608	30%	11,412	25%

Local currency
CDI	5,092	18%	5,223	22%	10,649	25%	12,160	27%
IPCA	-	0%	-	0%	190	0%	369	1%
TJLP	-	0%	-	0%	6,515	15%	6,809	15%
SELIC	4,513	0%	616	3%	4,540	11%	1,783	4%
Others	-	0%	-	0%	3,621	8%	4,154	9%
Subtotal	9,605	35%	5,839	25%	25,515	60%	25,275	56%

Not indexed	5,803	21%	6,753	29%	4,614	11%	8,434	19%

TOTAL	27,635	100%	23,653	100%	42,738	100%	45,122	100%

* This amount includes the debt of other companies outside the Eletrobras System with RGR in the amount of R $ 1,950 million, as well as of Amazonas and Ceal with RGR, of R $ 1,370 million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

The long-term portion of loans and financing matures as scheduled:

	2020	2021	2022	2023	2024	After 2024	Total
Parent Company	3,074	9,440	2,162	1,046	857	4,024	20,603
Consolidadated	7,195	12,719	5,059	4,196	2,820	10,287	42,306

* Neste valor está incluído o recebível de outras empresas fora do Sistema Eletrobras com a RGR no montante de R$ 1.198 milhões, uma vez que a Eletrobras atua como gestora da RGR e tem contrapartida no ativo.

Ratings

Agency	National Classification/ Perspective	Latest Report
Moody’s BCA	“B1”: / Stable	10/03/2018
Moody’s Senior Unsecured Debt	“Ba3”: / Stable	10/03/2018
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Stable	06/14/2018
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Stable	06/14/2018
Fitch - Senior Unsecured Debt Rating	“BB-”	06/14/2018
S&P LT Local Currency	“BB” / Stable	01/12/2018
S&P - Senior Unsecured	"BB-"	01/12/2018
S&P LT Foreign Currency	“BB“ / Stable	01/12/2018

*CreditWatch

Eletrobras Organization Chart

Eletrobras
Eletrobras Cepel (100.00%)
Generation and Transmission
Eletrobras Eletronorte (99.48%)
SPE
G 4
T 6
S 2
Σ 12
Eletrobras Chesf (99.58%)
SPE
G 48
T 6
S 1
Σ 55
Eletrobras Furnas (99.56%)
SPE
G 55
T 19
S 1
Σ 75
Eletrobras Eletrosul (99.88%)
SPE
G 8
T 6
Σ 14
Eletrobras Amazonas GT (100.00%) (2)
Generation
Eletrobras Eletronuclear (99.91%)
Eletrobras CGTEE (99.99%)
Generation Binacional
ITAIPU BINACIONAL (50.00%)
Eletrobras Companies
Business Segment SPC's
Generation 134
Transmission 35
Services 03
Total 172 (1)
Distribution
Eletrobras Distribuição Acre (96.71%)
Eletrobras Distribuição Alagoas (100.00%)
Eletrobras Distribuição Piauí (100.00%)
Eletrobras Distribuição Rondônia (100.00%)
Eletrobras Distribuição Roraima (100.00%)
Eletrobras Distribuição Amazonas (100.00%)
Shareholdings
Eletrobras Eletropar (83.71%)
Minoritaries
G. T and D
29 companies
SPC's in Brasil
SPE
G 50
T 11
Σ 61
SPC'S on abroad
Inambari Energy GenerationS.A. – IGESA (29.40%)
Rouar S.A. – Wind Power Plant Artilleros (50.00%)

1. The number of SPEs is taking into account the direct and indirect interests in SPE, and disregarding the SPEs that participate in more than one Eletrobras Company, differently from the quantitative considered in the charts of each company. In this total, 02 SPEs are included abroad. INTESA was not considered, which had the sale process concluded on 12/28/2018, from Auction nº 01/2018, and the West Coast and Marumbi, which were transferred from Eletrosul to Copel, through an exchange. Of the 172 national SPEs, 70 are in the process of divesting; 25 SPEs in the process of selling from Auction nº 01/2018; 45 SPEs in the process of being sold during the year 2019 (44 in Holding and 01 in Chesf, by proxy).

2. Ceal and Amazonas were already sold at auctions held in December, but no transfer of control has yet been made.

Investiments
NATURE OF INVESTMENTS	Budgeted 2018					Realized
		1T18	2T18	3Q18	4Q18	2018	(%)
Generation	586	65	89	172	351	677	116
Transmission	1,727	159	230	293	377	1,060	61
Distribution	203	65	120	81	65	331	163
Maintenance – Generation	735	44	59	70	178	351	48
Maintenance - Transmission	641	47	53	87	107	293	46
Maintenance - Distribution	56	42	57	48	57	203	359
Other (Research, Infrastructure and environment)	434	86	108	97	131	422	97
Total Corporate	4,382	508	715	848	1,266	3,337	76
Financial Investments in SPEs
Generation	1,490	342	261	127	455	1,186	80
Transmission	336	26	2	1	48	78	23
Total SPEs	1,826	369	263	128	503	1,263	69
Total	6,208	876	978	976	1,769	4,600	74

For further details of the investments, per subsidiary or by project, see appendix 3 to this Investor Report.

Share Capital

Structural of Social Capital

In 4Q18, the capital of Eletrobras was composed as follows:

Shareholders	Common		Pref. Classe “A”		Pref. Classe “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
União Federal	554,395,652	51%	0	0%	1,544	0%	554,397,196	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
OUTROS	269,729,841	25%	146,920	100%	228,481,566	86%	498,358,327	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

Stock Analysis

Actions

	(R$)	(R$)	(pts.)	(pts.)
	ELET3 B3	ELET6 B3	IBOV B3	IEE B3
Price and Volume	(Shares ON)	(Shares PN)	(Índice)	(Índice)
Closing Price on 12/31/2018	24.23	28.17	87887	49266
Maximum in the quarter	25.80	29.61	89820	49266
Average in the quarter	23.02	26.48	86117	45686
Minimum in the quarter	14.85	17.78	78624	38618

Change in 4Q18	56.2%	51.3%	10.8%	25.2%
Change over the last 12 months	25.3%	24.1%	15.0%	24.0%
Average Daily Trading Volume 4Q18 (millions of shares)	5.2	3.2	-	-
Average Daily Trading Volume 4Q18 (R $ million)	117.5	83.9	-	-

(1) Closing price of the preferred and common shares at the end of the period / Net Income per share. For the calculation, the accumulated net income of the last 12 months was considered;
(2) Closing price of the preferred and common shares at the end of the period / Asset Value per share at the end of the period.

Evolution of Traded Shares in B3

Source: AE Broadcast

Index number 12/31/2017 = 100 and ex-dividend values.

ADR Programs

	(US$)	(US$)
	NYSE	NYSE
Price and Volume	EBRN	EBRB
Closing Price on 12/31/2018	6.35	7.18
Maximum in the quarter	6.69	7.62
Average in the quarter	6.01	6.90
Minimum in the quarter	3.77	4.39

Change in 4Q18	63.2%	59.6%
Change over the last 12 months	11.4%	5.7%
Average Daily Trading Volume 4Q18 (millions of shares)	649.7	32.3
Average Daily Trading Volume 4Q18 (R $ million)	3.8	0.2

Evolution of Traded Shares in ADR

   Source: AE Broadcast

Index number 12/31/2017 = 100

Latibex - Madrid Stock Exchange

	(€)	(€)
	LATIBEX	LATIBEX
Price and Volume	XELTO	XELTB
Closing Price on 12/31/2018	5.70	5.95
Maximum in the quarter	6.15	6.60
Average in the quarter	5.22	5.84
Minimum in the quarter	3.36	3.92

Change in 4Q18	77.0%	58.2%
Change over the last 12 months	23.4%	17.8%
Average Daily Trading Volume 4Q18 (millions of shares)	3.3	1.7
Average Daily Trading Volume 4Q18 (R $ million)	16.7	9.5

Evolution of Foreign Currencies

Index number 12/31/2017 = 100.

Source: Central Bank

Nº of employees

Parent Company

By time

Working time at company (years)	1T18	2T18	3Q18	4Q18	4Q18
Up to 5	25	27	25	25	25
6 to 10	407	391	393	388	388
11 to 15	237	236	207	182	182
16 to 20	16	14	37	55	55
21 to 25	9	10	14	15	15
more than 25	128	133	128	115	115
Total	822	811	804	780	780

By region

Estado da Federação
	1T18	2T18	3Q18	4Q18	4Q18
Rio de Janeiro	800	789	780	759	759
Brasília	22	22	22	21	21
Total	822	811	802	780	780

Hired / Outsourced Labor

1T18	2T18	3Q18	4Q18
0	0	0	0

Turnover (Holding)

1T18	2T18	3Q18	4Q18
0.%	0.6%	0.7%	1.7%

Direct Partnerships in SPEs - Parent Company

Until December 2018, Eletrosul, Chesf, Eletronorte and Furnas completed the process of transferring the equity interest held in 60 Specific Purpose Companies (SPEs) to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras, in payment.

The aforementioned transaction represents one of the stages set forth in the PNDG 2018-2022 and had the purpose of reducing indebtedness through the settlement of debts of its subsidiaries with the Holding Company.

Of the 71 SPEs participating in the Eletrobras Auction no. 01/2018, held on September 27, 2018, 26 companies were sold, of which five (5) were by means of a power of attorney from Chesf to Eletrobras. Among the 26 companies, INTESA was also transferred to the buyer in the fourth quarter of 2018, and is no longer included in the SPEs list of the holding company.

In addition to the 60 SPEs transferred to Eletrobras in the payment process, it is noteworthy that it already had a shareholding in the Norte Energia SA, Mangue Seco 2 and ROUAR ventures.

Generation

SPE	Power plant	Total lInvestiments	Capacity Installed	Physical Warranty	Generated Energy Average MW
		R$ million	MW	MW Médio	1T18	2T18	3Q18	4Q18
Norte Energia SA*	UHE	41.949	11.233,10	4.571	9.680.101,40	7.330.823,67	1.319.663,91	3.857.571,01
Eólica Mangue Seco 2	UEE	In operation	26	9,6	13.351,01	13.681,17	26.246,42	23.294,55
Santa Vitória do Palmar Holding S.A. (2)	EOL	In operation	258,00	110	174.513,19	165.367,72	229.706,94	213.955,28
Chuí Holding S.A. (1)	EOL	In operation	144	59,6	91.890,43	89.823,67	118.669,36	110.520,05
Chuí IX	EOL	In operation	17,90	7	12.536,00	11.641,09	15.838,34	15.133,32
Hermenegildo I	EOL	In operation	57,28	24,9	43.169,00	41.980,47	53.154,37	52.579,78
Hermenegildo II	EOL	In operation	57,28	25	38.619,00	39.530,76	52.217,25	47.780,02
Hermenegildo III	EOL	In operation	48,33	21	32.851,00	35.159,39	43.412,67	40.611,92
Rouar S.A.	EOL	In operation	65,10	N/A	40.688,00	44.298,00	36.699,00	41.008 **
Brasventos Eolo	EOL	In operation	58,45	21,86	27.787,60	22.848,50	44.390,00	44.840,00
Rei dos Ventos 3	EOL	In operation	60,12	21	27.490,00	26.461,80	50.850,00	43.028,60
Miassaba 3	EOL	In operation	68,47	22,84	32.735,70	28.600,90	56.756,00	52.323,30
Serra das Vacas Holding (3)	EOL	In operation	90,76	46	92.799,52	80.985,47	107.243,13	118.610,67
Chapada do Piauí I Holding (4)	EOL	In operation	205,1	114,3	92.163,98	221.459,02	281.941,53	158.657,44
Chapada do Piauí II Holding (5)	EOL	In operation	172,40	89	81.067,00	199.886,29	239.409,78	141.612,91
Mangue Seco 2	EOL	In operation	26	9,59	13.351,01	13.681,17	26.246,42	23.294,55
Pedra Branca	EOL	In operation	30,00	13	16.232,87	35.941,57	37.706,21	26.653,88
São Pedro do Lago	EOL	In operation	30	13,5	14.308,05	33.482,40	35.325,06	24.004,13
Sete Gameleiras	EOL	In operation	30,00	13	14.081,80	31.431,23	34.535,35	23.377,49

* 18 generating units in commercial operation totaling 7566.30 MW in commercial operation.

** includes estimated values related to operating restrictions (4,331 MWh), pending validation by ADME.

(1) Chuí Holding S.A is the controlling shareholder of Chuí S.A. I, II, IV, V, VI, VII wind farms.

(2) Santa Vitória do Palmar Holding (SVP), which is the parent company of Geribatu SA spol. I to X, incorporated Chuí Holding SA, in this way, SVP controlled the Chuí SA I, II, IV, V, VI, VII.

(3) Serra das Vacas Holding S.A incorporated the interests of wind power companies Serra das Vacas S.A. I through IV.

(4) The Chapada do Piauí I Holding SA incorporated the wind power SPEs Ventos de Santa Joana IX, X, XI, XII, XIII, XV and XIV Energia Renováveis SA

(5) The Chapada do Piauí II Holding S.A incorporated the interests of wind farms Ventos de Santa Joana I, III, IV, V, VII and Ventos de Santo Augusto IV S.A.

U Power plant	Participation (%)	Location (State))	Start of Operation	End of Operation	Alienated Auction of 09/27/18
Norte Energia S.A	15	PA	abr/16	ago/45	Não
Santa Vitória do Palmar Holding S.A. (2)	78	RS	fev/15	abr/47	Non - Lot A
Chuí Holding S.A. (1)	78	RS	mai/15	abr/47	Non - Lot A
Chuí IX	99,99	RS	out/15	mai/49	Non - Lot B
Hermenegildo I	99,99	RS	nov/15	jun/49	Non - Lot B
Hermenegildo II	99,99	RS	dez/15	jun/49	Non - Lot B
Hermenegildo III	99,99	RS	dez/15	jun/49	Non - Lot B
Brasventos Eolo	49	RN	jul/14 (')	dez/45	Yes - Lot F
Rei dos Ventos 3	49	RN	jul/14 (')	dez/45	Yes - Lot F
Miassaba 3	49	RN	jul/14 (')	ago/45	Yes - Lot F
Rouar S.A	50	Uruguai -Departamento de Colônia	Abri/15	Out/33	No
Serra das Vacas Holding (3)	49	PE	dez/15	jun/49	Non - Lot C
Chapada do Piauí I Holding (4)	49	PI	jul/15	mai/49	Non - Lot D
Chapada do Piauí II Holding (5)	49	PI	(6)	mai/49	Non - Lot D
Mangue Seco 2	49	RN	set/11	jun/32	Non - Lot G
Pedra Branca	49	BA	mar/13	fev/46	Non - Lot H
São Pedro do Lago	49	BA	mar/13	fev/46	Non - Lot H
Sete Gameleiras	49	BA	mar/13	fev/46	Non - Lot H

(1) A  Chuí Holding S.A is the controlling shareholder of the wind SPEs Chuí S.A. I, II, IV, V, VI, VII.

(2) Santa Vitória do Palmar Holding (SVP), which is the parent company of Geribatu SA spol. I to X, incorporated Chuí Holding SA, in this way, SVP controlled the Chuí SA I, II, IV, V, VI, VII.

(3) Serra das Vacas Holding S.A incorporated the interests of wind power companies Serra das Vacas S.A. I through IV.

(4) The Chapada do Piauí I Holding SA incorporated the wind power SPEs Ventos de Santa Joana IX, X, XI, XII, XIII, XV and XIV Energia Renováveis SA

(5) The Chapada do Piauí II Holding S.A incorporated the interests of wind farms Ventos de Santa Joana I, III, IV, V, VII and Ventos de Santo Augusto IV S.A.

(6) The Santa Joana I, IV, V and VII plants started in Jan / 16, Santo Augusto IV in Feb / 16 and Santa Joana III in March / 16.

Transmission

Development	Object	Participation (%)	Investiments	Extensão das linhas (km)	Voltage	Start of Operation	End of
	(From to)		(R$ milhões)		(kV)		Concession
Uirapuru	Ivaiporã (PR) – Londrina (PR)	75	In operation	120	525	jul/06	mar/35
TME	LT Jauru / Cuiabá, em 230 kV, (MT)	49	In operation	348	500	nov/11	nov/39
Brasnorte	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	49,71	In operation	402	230	set/09	mar/38
Transirapé	Irapé – Araçuaí	24,5	In operation	65	230	mai/07	mai/37
Transleste	Montes Claros – Irapé	24	In operation	138	345	dez/05	dez/35
Transudeste	Itutinga – Juiz de Fora	25	In operation	140	345	fev/07	fev/37
ETAU	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	27,42	In operation	188	230	jul/05	dez/32
AETE	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	49	In operation	193	230	ago/05	fev/34
Centroeste de Minas	Furnas – Pimenta II	49	In operation	62,7	345	mar/10	mar/35
Luziânia-Niquelândia	SE Luziânia SE Niquelândia	49	In operation	-	-	jun/14 ago/15	mai/42 mai/42
MTE	Oriximiná - Silves - Lechuga (AM), SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	49,5	In operation	559	500	mar/13	out/38

Development	Object	Total Investiments (R$ Milllion)	Capacity Installed (MVA)	Location	Start of Operation	Start of Operation	Alienated In Auction 09/27/18
AETE	SE Seccionadora Cuiabá	In operation	-	MT	ago/05	fev/34	Sim – Lote O
Uirapuru		In operation			jul/06	mar/35	Sim – Lote J
Brasnorte	SE Juba SE Maggi - 230/138 kV	In operation	300 100	MT	set/09	mar/38	Sim – Lote L

ETAU	Lagoa Vermelha 2 230/138kV; Barra Grande 230/138 kV; Santa Marta 230 kV - Entrada de Linha; Ampliação Lagoa Vermelha 2 230/138kV	In operation	150	SC	abr/05	dez/32	Sim – Lote N
			-		jul/05
			-		jul/05
			150		out/16
TME	SE Jauru 500/230 kV	In operation	750	MT	nov/11	nov/39	Sim – Lote K
Transirapé	SE Aracuaí 2 SE Irapé SE Irapé	In operation	2x225 2x225	MG	mai/07	mai/37	Sim – Lote M
Transleste	-	In operation	-	MG	dez/05	dez/35	Sim – Lote M
Transudeste	-	In operation	-	MG	fev/07	fev/37	Sim – Lote M
Centroeste de Minas	-	In operation	-	MG	mar/10	mar/35	Sim – Lote P
Luziânia-Niquelândia	SE Luziânia SE Niquelândia	In operation	450 30	GO	jun/14 ago/15	mai/42 mai/42	Não – Lote Q
MTE	SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	In operation	150 1800	AM/PA	mar/13	out/38	Não – Lote R

Balance Sheet

Asset	Parent Company		Consolidated
	31.12.2018	31.12.17	31.12.2018	31.12.17
Current
Cash and cash equivalents	47,400	161,326	583,352	792,252
Restricted cash	1,560,088	1,329,876	1,560,088	1,329,876
Marketable securities	4,034,242	5,059,957	6,408,104	6,924,358
Customers	379,649	502,236	4,079,221	4,662,368
Financial assets - Concessions and Itaipu	0	0	6,013,891	7,224,354
Loans and financing	8,257,761	8,288,875	3,903,084	2,471,960
Asset contractual transmission	0	0	1,302,959	0
Equity Pay	2,474,558	1,726,958	219,895	245,577
Taxes to recover	488,591	623,299	1,216,261	1,066,207
Income tax and social contribution	817,417	1,436,175	2,420,165	1,874,475
Reimbursement rights	0	0	454,139	1,567,794
Warehouse	274	212	380,292	479,243
Nuclear fuel stock	0	0	510,638	465,152
Derivative financial instruments	2,195	0	182,760	209,327
Hydrological risk	0	0	81,301	104,530
Assets held for sale	5,282,624	1,482,907	15,424,359	5,825,879
Credits with subsidiaries - CCD	2,406,622	0	0	0
Other	1,296,560	802,501	2,104,904	2,115,375
TOTAL CURRENT ASSETS	27,047,981	21,414,322	46,845,413	37,358,727

NON CURRENT
LONG-TERM
Reimbursement rights	3,234,542	0	5,802,172	6,509,032
Loans and financing	20,518,018	22,889,437	9,971,857	7,794,891
Customers	0	30,576	8,413	462,376
Marketable securities	293,509	269,141	293,833	331,862
Nuclear fuel stock	0	0	828,410	831,008
Taxes to recover	0	0	265,805	1,635,142
Current Income Tax and Social Contribution	0	471,568	0	471,568
Deferred income and social contribution taxes	0	0	553,409	1,010,810
Escrow deposits	3,307,301	3,052,505	5,788,905	5,874,708
Fuel Consumption Account - CCC	0	0	13,268,837	0
Financial assets - Concessions and Itaipu	2,603,118	2,820,172	34,100,453	50,660,769
Derivative financial instruments	0	0	188,262	216,904
Advances for future capital increase	1,140,732	1,701,275	459,563	959,838
Hydrological risk	0	0	227,083	325,132
Other	2,368,142	2,278,845	1,604,403	1,108,629
	33,465,362	33,513,519	73,361,405	78,192,669
INVESTMENTS	71,871,802	66,159,343	27,983,348	28,708,364
Fixed assets net	198,711	197,418	32,370,392	27,965,837
INTANGIBLE	13,386	0	649,650	749,762
TOTAL NON-CURRENT ASSETS	105,549,261	99,870,280	134,364,795	135,616,632
TOTAL ASSETS	132,597,242	121,284,602	181,210,208	172,975,359

Liabilities and Equity	Parent Company		Consolidated
	31.12.2018	31.12.17	31.12.2018	31.12.17
CURRENT
Loans and financing	7,031,515	2,336,333	12,066,912	5,886,141
Debentures	0	0	36,073	183,432
Compulsory loan	15,659	42,260	15,659	42,260
Suppliers	569,218	514,752	3,360,550	10,443,752
Advances from customers	357,275	575,962	421,002	654,853
Taxes payable	166,523	100,767	1,277,051	1,173,319
Income tax and social contribution	917,734	1,023,764	2,953,072	1,498,218
Onerous contracts	0	0	9,436	12,048
Remuneration to shareholders	1,257,502	9,484	1,305,633	18,339
Financial liabilities - Concessions and Itaipu	799,401	783,658	0	0
Estimated liabilities	134,474	107,962	1,366,376	1,204,222
Reimbursement Obligations	1,250,619	1,346,660	1,250,619	1,392,542
Post-employment benefits	29,336	28,830	164,160	193,847
Provisions for contingencies	850,828	850,704	931,364	1,518,387
Regulatory charges	0	0	653,017	728,180
Lease	0	0	152,122	145,324
Accounts payable with subsidiaries	2,866,810	0	0	0
Derivative financial instruments	928	2,175	962	2,466
Liabilities associated with assets held for sale	11,127,717	4,805,946	10,294,967	7,630,670
Others	96,496	314,847	264,996	1,458,952
TOTAL CURRENT LIABILITIES	27,472,035	12,844,104	36,523,971	34,186,952

NON-CURRENT
Loans and financing	20,603,333	21,316,181	42,305,886	39,235,650
Suppliers	0	0	16,555	7,795,345
Debentures	0	0	432,155	287,347
Advances from customers	0	0	448,881	519,391
Compulsory loan	477,459	458,874	477,459	458,874
Obligation for asset retirement	0	0	2,620,128	2,470,400
Fuel Consumption Account - CCC	0	0	0	0
Provisions for contingencies	17,604,730	16,946,508	23,196,295	23,033,963
Post-employment benefits	1,196,286	578,666	2,894,949	2,001,715
Provision for unsecured liabilities	3,883,600	21,656,617	0	0
Onerous contracts	0	0	715,942	2,067,179
indemnification obligations	0	0	0	1,062,634
Lease	0	0	823,993	932,496
Grants payable - Use of public goods	0	0	64,144	63,082
Advances for future capital increase	3,873,412	3,639,441	3,873,412	3,639,441
Derivative financial instruments	0	0	25,459	39,594
Regulatory charges	0	0	721,536	698,423
Taxes payable	0	0	248,582	326,527
Income tax and social contribution	432,582	394,958	8,315,386	8,901,931
Others	1,510,899	1,109,876	1,496,527	2,501,883
TOTAL NON-CURRENT LIABILITIES	49,582,301	66,101,121	88,677,289	96,035,875

EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Revenue reserves	15,887,829	1,321,854	15,887,829	1,321,854
Equity valuation adjustments	0	22,434	0	22,434
Profits (losses)	0	0	0	0
Accumulated other comprehensive income	-5,517,424	-4,177,412	-5,517,424	-4,177,412
Amounts recognized in OCI classified as held for sale	0	0	0	0
Non-controlling shareholders	0	0	466,042	413,155
TOTAL SHAREHOLDERS' EQUITY	55,542,906	42,339,377	56,008,948	42,752,532
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	132,597,242	121,284,602	181,210,208	172,975,359

Income Statement

	Parent Company		Consolidated
	31.12.18	31.12.17	31.12.18	31.12.17
NET OPERATING REVENUE	668,828	4,511,268	24,975,747	29,441,332
Operating costs
Energy purchased for resale	-226,879	-3,911,372	-1,559,533	-6,155,563
Charges upon use of electric network	0	0	-1,482,125	-1,372,439
Construction	0	0	-1,310,457	-970,283
Fuel for electricity production	0	0	-1,184,948	-961,664
NET OPERATING REVENUE	441,949	599,896	19,438,684	19,981,383
Operating expenses
Personnel, Supllies and Services	-746,974	-699,582	-7,804,361	-8,909,209
Depreciation	-4,401	-4,616	-1,607,273	-1,441,077
Amortization	0	0	-94,716	-82,829
Donations and contributions	-114,169	-102,314	-137,802	-163,798
Operating Provisions /Reversals net	2,886,271	-4,570,578	5,308,185	-4,645,594
Investigation Findings	0	0	0	0
Others	-165,967	-221,764	-1,166,254	-1,212,380
	1,854,760	-5,598,854	-5,502,221	-16,454,887
OPERATING INCOME BEFORE FINANCIAL RESULT	2,296,709	-4,998,958	13,936,463	3,526,496
Financial result
Financial income
Income from interest, commissions and fees	3,672,441	3,406,499	2,642,607	1,736,654
Income from financial investments	437,178	722,278	686,179	962,516
Moratorium on electricity	6,826	19,252	248,407	169,712
Restatement Assets	867,818	811,680	699,871	947,365
Current foreign currency exchange rate variations	4,235,847	978,566	4,150,664	930,835
Payment of indemnities - Law 12,783 / 13	0	0	0	0
Regulatory asset update	0	0	0	0
Gains on derivatives	0	0	20,366	237,386
Other financial income	190,977	133,519	678,840	412,830
Financial expenses
Debt charges	-1,532,979	-2,090,745	-2,680,884	-3,449,846
Lease charges	0	0	-308,770	0
Charges on shareholders' funds	-233,971	-371,156	-270,533	-388,408
Noncurrent Restatement	-658,718	-1,035,352	-800,789	-1,201,884
Noncurrent foreign currency exchange rate variations	-4,195,897	-1,013,617	-4,364,256	-1,065,028
Regulatory liability update	0	0	0	0
Losses on derivatives	0	0	-63,378	-35,797
Other financial expenses	-645,944	-520,452	-1,216,397	-992,451
	2,143,578	1,040,472	-578,073	-1,736,116
INCOME BEFORE EQUITY	4,440,287	-3,958,486	13,358,390	1,790,380
RESULTS OF EQUITY	8,403,854	5,906,631	1,384,850	1,167,484
EFFECT ON DISPOSAL OF CORPORATE PARTICIPATIONS	2,967,098	1,524,687	2,967,098	1,524,687
OPERATING INCOME BEFORE TAXES	15,811,239	3,472,832	17,710,338	4,482,551
Current Income tax and social contribution	-787,996	-1,023,764	-3,141,578	-1,711,685
Deferred Income Tax and Social Contribution	0	-43,017	657,860	-317,343
NET INCOME/LOSS FOR THE PERIOD	15,023,243	2,406,051	15,226,620	2,453,523
SHARE ATTRIBUTED TO CONTROLLING	15,023,243	2,406,051	15,023,243	2,406,051
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	203,377	47,472
DISCONTINUED OPERATION
NET LOSS OF OPERATING TAXES DISCONTINUED	-1,760,865	-4,169,856	-1,879,043	-4,179,214
NET INCOME (LOSS) OF THE FINANCIAL YEAR	13,262,378	-1,763,805	13,347,577	-1,725,691
NET INCOME (LOSS) PER SHARE	9,80	-1,30	9,80	-1,30

Cash Flow Statement

	Parent company		Consolidated
	31,12,2018	31,12,17	31,12,2018	31,12,17
Operating Activities
Income before income tax and social contribution	15,811,239	3,472,832	17,710,338	4,482,552
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	4,401	4,616	1,701,989	1,523,906
Net monetary variations	-209,100	223,672	100,918	301,249
Net foreign exchange rate variations	-39,950	35,051	213,592	119,580
Financial charges	-2,472,986	-1,903,639	13,523	1,048,041
Financial asset revenue	0	0	-4,314,136	-6,062,642
Construction Revenue	0	0	-1,092,930	-1,034,868
Equivalence equity results	-8,403,854	-5,906,631	-1,384,850	-1,167,484
Provision (reversal) for capital deficiency	-2,967,098	-1,524,687	-2,967,098	-1,524,687
Provision (reversal) for doubtful accounts	-5,238,406	2,000,936	0	0
Provision (reversal) for contingencies	-81,388	10,582	78,728	165,981
Provision (reversal) for the impairment of assets	931,834	2,934,954	1,819,710	3,718,687
Provision (reversal) for onerous contract	-469	-1,852	-6,546,048	714,611
Provision (reversal) for losses on investments	0	0	-1,353,849	-584,170
TRFH – (Pará rate)	316,683	-570,406	213,246	-335,592
Provision (reversal) Aneel - CCC	0	0	-1,183,583	517,727
Provision (reversal) for hydrological risk - GSF	1,187,278	0	1,187,278	0
RGR Charges	333,524	587,885	333,524	587,885
Adjustment to present value / market value	0	0	0	0
Minority interest in results	0	0	-154,796	-74,994
Charges on shareholders' funds	233,971	371,156	270,533	388,408
Financial instruments - derivatives	0	0	43,012	-201,589
Other	-631,192	-84,672	-264,708	503,420
	-17,036,752	-3,823,035	-13,285,945	-1,396,532
(Increases) / decreases in operating assets
Customers	-20,441	0	350,086	2,203,377
Marketable securities	1,025,716	-588,003	578,652	-1,339,149
Reimbursement rights	-4,641,852	186,478	-2,564,131	2,852,983
Warehouse	-62	68	98,951	-27,998
Nuclear fuel stock	0	0	-42,888	-165,154
Financial assets - Itaipu and public service concessions	232,797	21,120	232,797	21,120
Assets held for sale	-3,799,717	0	367,604	-2,902,573
Hydrological risk	0	0	121,278	137,550
Credits with subsidiaries - CCD	-2,406,622	0	0	0
Other	-338,950	39,269	-1,423,307	1,238,595
	-9,949,130	-341,068	-2,280,957	2,018,751
Increase / (decrease) in operating liabilities
Suppliers	2,673	-9,787	-3,233,836	-4,862,236
Advances from customers	0	0	-85,675	-54,437
Lease	0	0	-101,705	320,061
Estimated liabilities	26,512	1,083	304,408	101,172
indemnification obligations	0	0	-1,108,515	-188,961
Sectorial charges	0	0	-52,050	168,739
Liabilities associated with assets held for sale	6,321,771	0	3,497,047	2,455,657
Accounts payable with subsidiaries	2,866,810	0	0	0
Other	436,479	351,623	1,037,991	631,908
	9,654,246	342,919	257,666	-1,428,097

Payment of financial charges	-1,100,319	-1,714,960	-2,992,595	-3,584,428
Payment of RGR charges	-190,527	-185,152	-190,527	-185,152
Financial charges received	0	0	7,846,358	4,137,804
income tax payment and social contribution	1,440,339	1,865,117	736,601	722,090
Payment of refinancing of taxes and contributions - principal	-189,274	-316,080	-2,236,737	-1,886,815
investment compensation received in corporate participations	0	0	-51,883	-152,168
Pension payment	2,850,232	972,039	1,469,894	1,038,498
Payment of legal provisions	-24,084	-28,158	-282,966	-477,166
Judicial deposits	-922,860	-596,014	-1,086,695	-652,199
	-210,019	-306,848	-709,106	-16,412
Net cash provided by (used in) operating activities of continuing operations	133,089	-658,408	4,903,446	2,620,725
Net cash provided by (used in) operating activities of discontinued operations	0	0	-2,493,285	-1,926,333
Net cash provided by (used in) operating activities	133,089	-658,408	2,410,161	694,392

Financing activities

Loans and financing	0	0	1,024,168	930,017
Payment of loans and financing - Main	-3,264,653	-3,741,497	-6,374,321	-5,493,574
Payment of shareholders remuneration	-1,580	-369,905	-64,499	-381,436
Advanced receivalbe for future capital increase	0	0	0	0
RGR resource for transfer	0	800,654	0	800,654
Other	0	0	-149,148	173,317
Net cash provided by (used in) financing activities from continuing operations	-3,266,233	-3,310,748	-5,563,800	-3,971,022
Net cash provided by (used in) financing activities of discontinued operations	0	0	2,495,756	2,029,641
Net cash provided by (used in) financing activities	-3,266,233	-3,310,748	-3,068,044	-1,941,381
Investing activities
Lending and financing	-655,535	-1,887,102	-189,512	0
loans and financing receivables	3,208,355	5,171,426	2,403,651	3,662,208
Acquisition of fixed assets	-3,732	-5,794	-1,132,006	-1,206,337
Acquisition of intangible assets	-11,152	0	-129,039	-36,210
Acquisition of concession assets
Acquisition / capital investment in equity	-154,234	-173,700	-1,065,501	-1,792,592
Advance concession for future capital increase	0	-63,279	-151,005	-110,124
Investment sale in shareholdings	635,515	1,078,638	714,841	1,082,002
Net cash flow in the acquisition of investees	0	0	0	-67,645
Other	0	0	25	89,634
Net cash provided by (used in) investing activities from continuing operations	3,019,217	4,120,189	451,454	1,620,936
Net cash provided by (used in) investment activities of discontinued operations	0	0	-30,146	-77,550
Net cash provided by (used in) investing activities	3,019,217	4,120,189	421,308	1,543,386

Net decrese in cash and cash equivalents for the year	-113,926	151,033	-236,575	296,397

Cash and cash equivalents at the beginning of the financial year	161,326	10,293	792,252	327,198
Cash and cash equivalents at the end of the financial year	47,400	161,326	583,352	597,837
Increase (decrease) in cash and cash equivalents	0	0	-27,675	25,758
	-113,926	151,033	-236,575	296,397

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.